SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
November, 2004	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

SUITE 300, 250 - SIXTH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 3H7
(Address of Principal Executive Offices)
Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F X Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____________ No X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FINANCIAL STATEMENTS
For the Period ended September 30, 2004

Birch Mountain Resources Ltd.
Consolidated Balance Sheet
	Unaudited	Audited
	30-Sep-04	31-Dec-03
Assets
Current
Cash and cash equivalents	4,143,626	1,818,292
Accounts receivable	333,193	52,221
Prepaids and deposits	141,492	59,102
	4,618,311	1,929,615
Property, plant and equipment	200,720	158,482
Mineral exploration costs (Note 3)	2,598,045	336,136
	7,417,076	2,424,233
Liabilities
Current
Accounts payable	259,818	148,786
Shareholders' equity (deficiency)
Share capital (Note 5)	7,487,246	28,598,874
Contributed surplus (Note 6)	252,076	89,957
Deficit (Note 4)	-582,064	-26,413,384
	7,157,258	2,275,447
	7,417,076	2,424,233

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the Nine Months Ended September 30, 2004

	3 Months	9 Months	3 Months	9 Months
	Sept 04	Sept 04	Sept 03	Sept 03
Expenses
Amortization	13,027	38,234	8,154	25,805
Mineral exploration costs	124,107	683,084	264,168	663,630
Office	94,356	192,101	58,143	153,922
Professional fees	120,904	312,300	23,222	78,990
Research costs			1,023	3,602
Salaries, management fees and benefits	105,359	306,522	100,853	328,249
Shareholder services and promotion	81,613	230,599	51,109	157,591
Stock-based compensation	56,800	178,161
Loss before the following	596,166	1,941,001	506,671	1,411,787
Interest and other income	-14,102	-23,390	-97	-691
Gain on Sale of investment				-6,768
Debt Settlement				-194,000
	-14,102	-23,390	-97	-201,458
Loss before income taxes	582,064	1,917,611	506,574	,1210,328
Future income tax recovery				-211,000
Net loss for period	582,064	1,917,611	506,574	999,328
Deficit, beginning of period		-26,413,384	26,348,703	25,855,948
Elimination of deficit (Note 4)		27,748,931
Deficit, end of period	-582,064	-582,064	26,855,276	26,855,276
Loss per share
Basic and diluted	0.01	0.03	0.01	0.02

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2004

	3 Months	9 Months	3 Months	9 Months
	30-Sept 04	30-Sept 04	30-Sept 03	30-Sept 03
Cash flows from operating activities
Cash paid to suppliers	-836,020	-1,028,652	-182,982	-899,175
Cash paid to employees	-239,201	-696,028	-202,405	-614,453
Interest income received	14,102	23,391	97	691
Interest paid	-1,113	-3,393	-4,227	-15,584
	-1,062,232	-1,704,682	-385,517	-1,528,521
Cash flows from financing activities
Issuance of common shares for cash	6,181,255	6,640,976	86,750	1,363,430
Deposits Received			149,634	149,634
Short Term Loan			57,660	-9,423
	6,181,255	6,640,976	294,044	1,503,641
Cash flows from investing activities
Proceeds on Disposal of Investment			-	26,768
Purchase of capital assets	-5,797	-80,472	-	-
Mineral exploration costs	-1,085,322	-2,530,488	-	-
	-1,091,119	-2,610,960	-	26,768
Increase (decrease) in cash	4,027,904	2,325,334	-95,473	1,888
Cash at beginning of year	115,722	1,818,292	145,143	47,782
Cash at end of year	4,143,626	4,143,626	49,670	49,670

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2004

1.     Nature of operations and going concern considerations

Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves. However, on February 2, 2004, the Company released an independent technical report that indicates the potential for a limestone quarry in the Fort McMurray area.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying minerals, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

These financial statements do not give effect to any adjustments that might be necessary should the Company be unable to continue its operations as a going concern.

2.     Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2003. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financials statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2003.

In the opinion of management all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2004

3.    Mineral exploration costs

During the first and second quarter of 2004, the Company applied to convert all or portions of 32 permits to 59 metallic and industrial mineral leases. Application and lease costs were $655,177. During the third quarter the Company applied for 15 new permits.

Total mineral exploration costs consist of the following:

	3 Months	3 Months	9 Months	9 Months	3 Months	9 Months
	30-Sep-04	30-Sep-04	30-Sep-04	30-Sep-04	30-Sep-03	30-Sep-03
	Capitalized	Expensed	Capitalized	Expensed	Expensed	Expensed
Administration	10,067	6,641	40,754	25,992	14,832	49,113
Assay and geological	60,607	-	77,629	654
Land lease and permit	44,856	101,160	46,424	608,753	90,226	101,309
Materials, services and drilling	833,276	637	1,680,126	1,394	52,683	193,295
Rental	1,261	478	1,481	2,602	678	1,097
Salaries	118,849	14,994	348,103	41,403	101,552	304,200
Travel and accommodations	26,143	197	67,393	2,286	4,197	14,616
	1,095,058	124,107	2,261,909	683,084	264,168	663,630
Balance - beginning of period	1,502,987		336,136
Balance - end of period	2,598,045		2,598,045
The Company in October 2003 started the capitalization of the Industrial Minerals Division.

4.    Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the Company reduced its stated capital account for common shares by the deficit as at June 30, 2004. This transaction resulted in a reduction in the deficit of $27,748,931 with a corresponding decrease in share capital.

5.    Share capital

The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.

        Authorized capital

Unlimited number of common voting shares
Unlimited number of preferred shares issuable in series
Unlimited number of non-voting shares

Common shares
	Number	Amount
Balance December 31, 2003	50,449,085	28,598,874
Issued for cash	-	-
Issued on exercise of options	233,750	85,967
Issued on exercise of warrants	659,400	329,700
Share issuance costs	-	(20,691)
Balance March 31, 2004	51,342,235	28,993,850
Issued for cash
Issued on exercise of options	6,250	1,875
Issued on exercise of warrants	118,392	59,196
Elimination of deficit (Note 4)	-	(27,748,931)
Balance June 30, 2004	51,466,877	1,305,990
Issued for cash	8,996,093	5,397,656
Issued on exercise of options	30,000	10,200
Issued on exercise of warrants	2,467,342	1,233,671
Share issuance costs	-	(460,271)
Balance September 30, 2004	62,960,312	7,487,246

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2004

5.     Share capital (continued)

During the third Quarter, the company complete a private placement of 5,883,333 common shares issued on a flow-through basis at a price of $0.60 per share and 3,112,760 units at a price of $0.60, each unit consisting of one common share and one-half of one common share purchase warrant, for total gross proceeds of $5,397,656. Each whole warrant will entitle the holder to acquire one common share at a price of $0.75 per share until December 31, 2005. No future income tax effect was taken on the issuance of flow through shares for the period ended September 30, 2004.

Reserved for issue

Options

The Company had two stock option plans. The original plan was established in 1994 to grant options to directors, officers, employees and consultants of the Company. In March 2002, the Board of Directors approved a new stock option plan ("2002 Plan"), which was approved by the shareholders at the June 2002 annual general and special meeting.

In May 2004, the Board of Directors approved a new stock option plan ("2004 Plan") which was approved by shareholders at the July 2004 annual general and special meeting. The 2004 Plan replaces the two previous stock option plans. The purpose of the 2004 Plan is to afford persons who provide services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the 2004 Plan was set at 10,269,047. A total of 6,128,900 common shares are reserved for issuance upon the exercise of previously issued stock options deemed to be granted under the 2004 Plan. The plan is administered by the Board of Directors who determine to whom options shall be granted.

The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2003 outstanding	6,365,650	0.22 - 1.36	0.51	2004 - 2008
Exercised	233,750	0.25 - 0.50	0.30
March 31, 2004 outstanding	6,131,900	0.26 - 1.36	0.46	2004 - 2008
Granted	325,000	0.50 - 0.53	0.51	2006 - 2009
Exercised	6,250	0.30	0.30
June 30, 2004 outstanding	6,450,650	0.26 - 1.36	0.46	2004 - 2009
Cancelled	30,000	1.25	1.25	2004
Granted	1,150,000	0.55	0.55	2009
Exercised	30,000	0.34	0.34
September 30, 2004 outstanding	7,540,650	0.26 - 1.36	0.47	2004 - 2009

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2004

5.     Share capital (continued)

The following summarizes information about stock options outstanding as at September 30 under both plans:

Number of Shares	Expiry date	Exercisable at September 30, 2004	Option Price ($)
635,000	November 2004	635,000	1.36
169,400	December 2004	169,400	0.50
408,750	January 2006	408,750	0.60
275,000	April 2006	275,000	0.65
200,000	April 2006	200,000	0.50
125,000	June 2009	125,000	0.53
1,040,000	March 2007	1,040,000	0.26
1,375,000	April 2007	1,375,000	0.34
2,162,500	October 2008	1,083,750	0.30
1,150,000	August 2009	1,150,000	0.55
7,540,650	2004 - 2009	6,461,900	0.47

Warrants

In relation to private placements, the Company has the following warrants outstanding:

	Number of Warrants	Price Range ($)	Weighted Average Price ($)	Expiry date
December 31, 2003 outstanding	10,779,581	0.50	0.50	2004
Exercised Exercised	659,400	0.50	0.50	2004
March 31, 2004 outstanding	10,120,181	0.50	0.50	2004
Exercised Exercised	118,392	0.50	0.50	2004
Cancelled	2,861,206	0.50	0.50	2004
June 30, 2004 outstanding	7,140,583	0.50	0.50	2004
Granted	2,223,043	0.75	0.75	2005
Exercised Exercised	2,467,342	0.50	0.50	2004
Cancelled	2,525,375	0.50	0.50	2004
September 30, 2004 outstanding	4,370,909	0.50-0.75	0.57	2004-05

The Company extended the expiry date of warrants that were scheduled to expire in 2003, until 2004.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2004

6.    Stock-based compensation

During 2003, stock-based compensation recognized under the fair value method was $26,967 for options to advisors and $266,723 for options to employees, directors and officers. These amounts are amortized over their vesting periods. At March 31, 2004, options to advisors were fully amortized while $155,542 of options to employees, directors and officers remained unamortized.

For the quarter ended June 30, 2004, in accordance with the vesting periods, $22,181 was recorded as stock-based compensation with a corresponding credit to contributed surplus. For the quarter ended September 30, 2004, in accordance with the vesting periods, no amount was recorded as stock-based compensation or contributed surplus. The remaining unamortized balance of $133,361 will be expensed within one year.

During the six month period ended June 30, 2004, 240,000 options were exercised for total proceeds of $71,800. The exercise of these options resulted in a reduction in contributed surplus of $16,042, which represents the stock-based compensation expense previously recognized on these options.

During the quarter ended September 30, 2004, 1,150,000 stock options were granted at a price of $0.55 each. Stock based compensation recognized under the fair value method was $227,200. $56,800 was recorded as stock-based compensation with a corresponding credit to contributed surplus. The unamortized amount at the end of the third quarter is $170,400 The fair value of these options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate (%)	3.81%
Expected volatility (%)	37.00%
Expected life (years)	5

7.    Related-party transactions

The Company had the following transactions with related parties at September 30, 2004:

•	Included in shareholder services and promotion are amounts of $7,622 (2003 - $312) net of third party expenses paid to a company controlled by the spouse of a director.

•	Included in professional fees is $46,687 (2003 - $13,955) of consulting and legal fees paid to a company owned by an officer.

•	Included in professional fees is $12,363 (2003 - $58,192) of legal fees paid to firms in which officers are partners.

•	Included in accounts payable is $7,916(2003 - $86,969) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2004

8.    Segmented information

The Company's principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2002 established an industrial mineral division to pursue the development of its limestone property. The Company's activities are focused on Western Canada.

3 Months	Mineral	Mineral	Industrial	Corporate	Total
	Exploration	Technology	Minerals
Sept 2004
Revenue				14,102	14,102
Expense	124,107	-	-	472,059	596,166
Loss	124,107	-	-	(457,957)	(582,064)
Assets	17,234	-	2,737,391	4,662,452	7,417,076

Sept 2003
Revenue				97	97
Expense	119,923	1,023	144,245	241,480	506,671
Loss	(119,923)	(1,023)	(144,245)	(241,383)	(506,574)
Assets	28,068		34,306	165,165	227,539

9 Months	Mineral	Mineral	Industrial	Corporate	Total
	Exploration	Technology	Minerals
Sept 2004
Revenue				23,290	23,390
Expense	683,084	-	-	1,257,917	1,941,001
Loss	(683,084)	-	-	(1,234,527)	(1,917,611)
Assets	17,234	-	2,737,391	4,662,452	7,417,076

Sept 2003
Revenue				201,460	201,460
Expense	210,339	3,602	453,291	744,556	1,411,788
Loss	(210,339)	(3,602)	(453,291)	(543,096)	(1,210,328)
Assets	28,068		34,306	165,165	227,539

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2004

9.    Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)

The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $3,200,000 (December 31, 2003 - $1,951,093).

(b)

Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2 to the year-end audited financial statements. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. With the adoption of the policy for accounting for mineral exploration costs described in Note 3 to the year end audited financial statements, the Company's treatment of mineral exploration costs was similar to the treatment under U.S. GAAP, resulting in no material differences for 2002 and 2001. For 2003 and onwards, the capitalization of expenditures under Canadian GAAP would be expensed as operating costs under U.S. GAAP.

For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

(c)

 Future income taxes, related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2004

9.    Material differences between Canadian and United States generally accepted accounting principles (continued)

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the balance sheets would be as follows:

	Sept 30, 2004	December 31, 2003
Deficit under Canadian GAAP before elimination	28,330,995	26,413,384
Elimination of deficit (Note 4)	(27,748,931)	-
Exploration expenditures capitalized	2,598,045	336,136
Future income taxes	2,327,189	2,327,189
Deficit under U.S. GAAP	5,507,298	29,076,709

In addition, the impact on the consolidated statements of loss would be as follows:

	3 Months Sept 30, 2004	9 Months Sept 30, 2004	3 Months Sept 30, 2003	9 Months Sept 30, 2003
Net loss for the period under Canadian GAAP	582,064	1,917,611	506,574	999,328
Exploration expenditures	1,095,058	2,261,909	-	-
Future income taxes	-	-		211,000
Net loss for the period under U.S. GAAP	1,677,122	4,179,520	506.574	1,210,328
Loss per share under U.S. GAAP Basic	(0.0)	(0.1)	(0.01)	(0.03)

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued to Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value-based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2003, no compensation cost has been required to be recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value-based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period.

Beginning in 2003, the fair value of the options granted is included in the net loss. The fair value was estimated at the date of grant using the Black-Scholes option pricing model assuming no dividends are paid, an annual risk-free interest rate of 2.7% to 4.1%, an expected life of two to five years and expected volatility of 37% to 65%.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the period ended September 30, 2004

Birch Mountain MD&A - September 30, 2004	Page 1

MANAGEMENT'S DISCUSSION & ANALYSIS

Introduction
The following management's discussion and analysis (MD&A) is current to November 13, 2004, and is management's assessment of Birch Mountain's operations and financial results together with future prospects, and should be read in conjunction with the unaudited Consolidated Financial Statements and Notes for the period ended September 30, 2004.

Birch Mountain is a resource issuer with mineral projects. Disclosure related to the mineral resources of the lands the Company holds under exploration permits and mineral leases is based on independent technical reports by APEX Geoscience Ltd. and AMEC Americas Limited, prepared in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, and available at www.sedar.ca and www.sec.gov.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect, and actual results may differ materially from those anticipated in the statements made. Financial data were prepared using Canadian generally accepted accounting principles (GAAP).

Performance
Industrial Minerals Division

In 2002, Birch Mountain established an Industrial Minerals Division to take advantage of potential business opportunities arising from its ownership of rights to mine and market limestone from its Athabasca mineral leases in northeastern Alberta.

The Company filed an initial public disclosure for a quarry to supply limestone aggregate to the local market for construction purposes. The severe shortage of aggregate in the Regional Municipality of Wood Buffalo was confirmed in the results of a survey on gravel supply and usage by oil sands leaseholders completed by the Athabasca Regional Issues Working Group (RIWG) and released in February 2003. An updated survey was released in June of 2004 and the RIWG survey verified the need for a large new source of aggregate in the Fort McMurray region of northeastern Alberta.

Birch Mountain filed the application to develop its Quarry, encompassing a development of approximately 255 hectares, with the Alberta regulatory authorities in March 2004. $1,095,058 was expensed during the third quarter and the total expenditures during the nine months of 2004, on the technical evaluation and regulatory application for the quarry were $2,261,909.

The Company initiated drilling and environmental field studies in February 2004 to gather data for a second application that will be filed in early 2005 for approval to develop the larger adjacent southern quarry project and, potentially, a quicklime plant.

Birch Mountain MD&A - September 30, 2004	Page 2

Mineral Exploration and Mineral Technology
There was very limited work in the third quarter of 2004. Most of the expenditure of $124,107 was the cost of converting mineral exploration permits to mineral leases to preserve lands with the highest potential for both precious metals and industrial minerals. The action reflects management's confidence in the business potential of the region.

Birch Mountain has virtually no revenues, and our funding has come primarily from private placement financings. The Company has incurred operating losses since inception in 1995, to June 30, 2004, of $27,748,931. With shareholder approval, the Company reduced its share capital account for common shares by the total of the deficit at June 30, 2004. Losses are primarily associated with the development activity within the Industrial Mineral Division of the Muskeg Valley Quarry.

Results of operations have fluctuated from period-to-period and may continue to do so in the future depending on the timing, amount and type of funding. Additional operating losses are expected in the future with continued development of the Quarry and investment in exploration and technology. However, the Industrial Minerals Division is expected to start generating income from aggregate sales after all regulatory requirements for the proposed quarry have been met, and Alberta Environment issues operating licences in 2005.

Based on the independent technical report prepared by AMEC Americas Limited, Birch Mountain is confident that limestone resources in our proposed quarry are economically viable. For precious metals, however, the Company has no assurance there are commercial concentrations of precious metals on our mineral properties, or that a commercially viable process for precious metal extraction will be developed. Birch Mountain is also subject to risks common to companies involved in developing new technologies. In addition, the Company is subject to the risks associated with business strategy, technological change, the history of operating losses, the need for future capital, competition, patent and proprietary rights, dependence on key personnel, and the volatility and trading of our stock.

Results of Operations
 The Company incurred a net loss of $582,064 in the quarter ended September 30, 2004.

Corporate Costs and Expenses
Total expenditures during the period were $596,166, with $124,107 invested in mineral exploration and industrial minerals with a net of $472,059 expended on other corporate operations. These expenses reflect an increase of 95% over 2003, demonstrating the increased level of company activity plus the non-cash expense of the stock base compensation in the amount of $56,800 that corresponds to 9% of the third quarter corporate costs and expenses. Professional fees related mainly to legal and investor relations for a total of $120,904, in contrast with $23,222 for the same period in 2003.

The Company adopted the stock-based compensation and other stock-based payment standards set out in the CICA Handbook 3870. The impact of the adoption of this

Birch Mountain MD&A - September 30, 2004	Page 3

standard for the nine months ended September 30, 2004, was an additional compensation expense of $178,161.

Mineral Exploration Costs
September 30, 2004 3 months	Mineral Exploration	Mineral Technology	Industrial Minerals
Expenditures	$124,107	-
Capitalized expenses		-	$1,095,058

Year to September 30, 2004 9 months	Mineral Exploration	Mineral Technology	Industrial Minerals
Expenditures	$683,084	-
Capitalized expenses		-	$2,261,909

The Company incurred total expenditures at September 2004 of $2,944,993 with $683,084 for mineral exploration, and $2,261,909 in the industrial minerals division.

Precious Metals Exploration Costs
With the Company's dedicated focus on industrial minerals in 2004, exploration costs related to precious metals decreased from $264,168 in the third quarter of 2003, to $22,947 ($124,107 less $101,160 for permit to lease conversions) in the same period in 2004.

Mineral Technology Costs
There was no activity in this division during the first nine months of 2004.

Industrial Minerals Costs
During the first nine months of 2004, almost all work was focused on this division, with expenditures of over $2,261,909, with 74% of these expenses related to consulting fees for the preparation and filing the quarry application, contract services for a drilling program and field environmental studies. Salaries accounted for 16% of the expenditures at September 30, 2004.

Corporate Income
The Company's main source of income from year-to-year has been interest earned on term deposits. At September 30, 2004 the interest earned was $14,102. Interest income has varied with the amount of money in term deposits and has not been a significant component of the company's ability to operate.

The Company's ability to continue as a going concern largely depends on its success in obtaining sufficient funds to carry out exploration activities on our mineral properties, establish the existence of economically recoverable mineral reserves and obtain the financing to complete the development and achieve future profitable production. In the past, Birch Mountain has been successful in raising funds in the equity markets, but there is no assurance that the Company will be able to do so in the future. If future financing efforts do not meet with success, there is doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on less than advantageous terms.

Birch Mountain MD&A - September 30, 2004	Page 4

Summary of Quarterly Results

	2004			2003				2002
	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
Interest and other income	14,102	1,540	7,749	110,513	97	201,360	2	339
G & A expenses	472,059	418,825	367,034	387,865	242,503	283,721	230,350	281,314
Mineral exploration costs	124,107	258,663	300,314	80,755	264,168	134,801	264.661	282,758
Net earnings (loss) for the period	-582,064	-675,948	-659,599	441,893	-506,574	-30,162	-471,009	-493,326
Net earnings (loss) per share, basic and fully diluted	-0.01	-0.01	-0.01	0	-0.01	0	-0.01	-0.01
Total assets	7,417,076	1,991,375	2,635,649	2,424,233	227,539	356,181	232,719	265,092

Summary

The Company's average total expenditures per month increased during the nine months to $466,990 versus $156,865 in 2003, an increase of 198%. General and Administrative expenses increased 68% due mainly to professional fees and recording of stock-base compensation of $178,161. The increase in exploration costs was 344% over 2003. A total amount of $2,944,993 in 2004 ($2,261,909 capitalized + $683,084 expensed) was expended versus $663,390 in 2003. The most significant expenditures during 2004 are the conversion of mineral permits to leases accounting for $655,177 or 22% of the costs and consulting fees for the Industrial Minerals Division were $1,681,520 or 57% of the costs.

A summary of major events that had an impact on the results in the first nine months of 2004 are as follows:

Third Quarter

  During the quarter a Private Placement was completed comprising 5,883,333 common shares on a flow-through basis at a price of $0.60 per share, and 3,112,760 units ("Units"), each Unit consisting of one common share and one-half of one common share purchase warrant at a price of $0.60 per Unit, for gross proceeds of $5,397,656. Each warrant entitles the holder to acquire one common share at a price of $0.75 per share until December 31, 2005.

  The Company filed Supplemental Information in support of the EIA in September

  The company expensed over $2,290,000 in qualifying Flow Through expenditures.

  Birch Mountain received a market study for aggregate and quicklime conducted by the Canadian Energy Research Institute (CERI). The CERI Study indicates long-term projected demand from the oil sands industry for aggregates and quicklime is likely to be materially higher than the preliminary forecasts made in the independent technical report prepared by AMEC E&C Services Limited in February 2004.

  The company granted 1,150,000 stock options to directors and officers of the Corporation, with an exercise price of $0.55, expiring August 27, 2009

Birch Mountain MD&A - September 30, 2004	Page 5

  Second Quarter

  At the AG&SM in July, the shareholders approved a resolution to reduce the stated capital account for common shares by the deficit as at June 30, 2004. This transaction resulted in a reduction in the deficit of $27,748,931 with a corresponding decrease in share capital.

  Board approval to proceed with a private placement financing of up to $7,000,000.

  The appointment of Derrick Kershaw to the Board of Directors on June 2.

  On April 28, the Company signed an agreement for financial public relation services in the United States with Equity Communications LLC.

  An application to convert all or portions of 15 mineral permits in the Athabasca property to 26 mineral leases was filed April 14.

  First Quarter

  On February 2, 2004 the Company announced the results of the independent technical report conforming to NI 43-101.

  The Company applied to convert 186,495 acres of exploration permits to mineral leases.

  The prefeasibility drilling program consisting of nine holes was completed in late-February.

  March 22, 2004 the Company filed an Application and Environmental Impact Assessment with the Natural Resources Conservation Board and Alberta Environment. The application is for the development of the first stage of the quarry (Muskeg Valley Quarry) and associated infrastructure for the production and sale of aggregate.

  Liquidity
   Working capital at September 30, 2004 was $4,360,000. The Company closed a brokered private placement financing in the third quarter, with the issuance of 5,883,333 common shares on a flow-through basis at a price of $0.60 per share and 3,112,760 units ("Units"), each Unit consisting of one common share and one-half of one common share purchase warrant at a price of $0.60 per Unit, for gross proceeds of $5,397,656.

  As a subsequent event, 100% of the 1,587,777 warrants exercisable for common shares at a price of $0.50 were exercised by November 13, 2004 for gross proceeds of $793,888.50. As at November 13, 2004 the Corporation had 64,978,405 common shares issued and outstanding, with 73,728,098 shares on a fully diluted basis.

  During the third quarter 30,000 options and 2,467,342 warrants were exercised, raising $1,243,871 to support operations. In the second quarter 6,250 options and 118,392 warrants were exercised resulting in $61,071 of cash to support operations. In the first quarter 233,750

Birch Mountain MD&A - September 30, 2004	Page 6

  options and 659,400 warrants were exercised resulting in $399,625 of cash to support operations.

  The Company's existing capital resources are adequate to maintain operations at the current rate of expenditure in the development of the quarry project into the second quarter of 2005. Additional financing may be required to bring the Muskeg Valley Quarry into production, advance the regulatory approval and engineering of a larger quarry and the business opportunities associated with quicklime production, and to continue corporate activities through to the end of 2005. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result, although not necessarily a dilution of value.

  At September 30, 2004, $2,290,000 of flow-through expenditure had been achieved, thus fulfilling the $1,951,093 obligations for 2003, plus a contribution to fulfilling the obligations for 2004. The amount of restricted cash applicable to future flow-through expenditures included on the balance sheet is $3,200,000. These expenditure obligations to Canadian investors must be fulfilled in 2005.

  Capital Resources
   Commitments for capital resources relate to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta. The Company is rationalizing its landholdings and converting certain exploration permits to mineral leases.

  Total landholdings under mineral leases and permits at December 31st

	2003		2002		2001
Project	Hectares	Acres	Hectares	Acres	Hectares	Acres
Athabasca	277,543	685,821	326,332	806,382	675,316	1,668,735
Birch Mts.	92,160	227,731	92,160	227,731	92,160	227,731

Dawson Bay	-	-	-	-	9,784	24,177

Total	369,703	913,552	418,492	1,036,113	777,260	1,920,643

  In the first quarter 2004, Birch Mountain applied to convert all or portions of 17 metallic and industrial minerals permits into 33 metallic and industrial minerals leases, over areas believed to be prospective for precious metals and industrial minerals. These conversions were finalized July 5, 2004. One permit was allowed to expire at the end of its 10-year period.

  In the second quarter 2004, Birch Mountain applied to convert all or portions of 15 metallic and industrial mineral permits into 26 leases; these conversions are still ongoing. Two permits were allowed to expire. The total cost of all permit conversions in 2004 is $509,161. Birch Mountain elected not to apply assessment to a permit in the Birch Mountains and allowed it to expire.

  On July 13, 2004, a metallic and industrial minerals lease transfer from a third party was finalized, retroactively effective on December 10, 2003.

Birch Mountain MD&A - September 30, 2004	Page 7

  On August 16, 2004, Birch Mountain applied for 15 new metallic and industrial minerals permits on the Athabasca property. Fourteen of these were finalized on September 28, 2004; one is still ongoing.

  In August 2004, Birch Mountain elected not to apply assessment to the remaining 9 permits in the Birch Mountains and allowed them to expire on August 24, 2004. Birch no longer holds any permits on the Birch Mountain property.

  As of September 30, 2004, Birch Mountain holds 146,684 ha (362,463 acres) in 22 metallic and industrial minerals permits, 129,188 ha (319,080 acres) in 65 metallic and industrial mineral leases, with approximately 58,802 ha (143,523 acres) under permit to lease conversions.

  Lease payments in 2003 were a net $142,300, while the capital commitments in 2004 will be approximately $685,200, which includes the fee payable to the Crown for the conversion from permits to leases. Ongoing lease payments will be approximately $675,000 if Birch Mountain continues to hold all of its mineral leases into the future. Following further exploration, the Company may choose to reduce its landholdings, which will reduce its capital commitments for maintaining the mineral leases in good standing.

  Off-balance Sheet Arrangements
   The Company has no off-balance sheet arrangements.

  Related-Party Transactions
   The Company had the following transactions with related parties during the period ended September 30, 2004:

  Included in shareholder services and promotion are amounts of $7,622 (2003 - $312) net of third party expenses paid to a company controlled by the spouse of a director.

  Included in professional fees is $46,687 (2003 - $13,955) of consulting and legal fees paid to a company owned by an officer.

  Included in professional fees is $12,363 (2003 - $58,192) of legal fees paid to firms in which officers are partners.

  Included in accounts payable is $7,916 (2003 - $86,969) relating to these transactions.

  Third Quarter
   The Third quarter financial results have been presented and fully discussed in the context of the result of operations and the most recent eight quarterly reporting periods.

Birch Mountain MD&A - September 30, 2004	Page 8

  Changes in Accounting Policies

  There have been no changes in Accounting Policies in the period ended September 30, 2004.

  Financial Instruments
   The carrying amount of cash, accounts receivable, and accounts payable approximates their fair value because of the short-term maturities of these items.

  The Company enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with our foreign currency translation policy.

  Additional Disclosure for Venture Issuers Without Significant Revenue

At September 30, 2004
Capitalized mineral exploration expenses	2,598,045
Expensed mineral costs	683,084
Corporate expenses	1,941,001
Assets	7,417,046

EXPLORATION EXPENSES	3 Months	3 Months	9 Months	9 Months
	30-Sep-04	30-Sep-04	30-Sep-04	30-Sep-04
	Capitalized	Expensed	Capitalized	Expensed
Administration	10,067	6,641	40,754	25,992
Assay and geological	60,607	-	77,629	654
Land lease and permit	44,856	101,160	46,424	608,753
Materials, services and drilling	833,276	637	1,680,126	1,394
Rental	1,261	478	1,481	2,602
Salaries	118,849	14,994	348,103	41,403
Travel and accommodations	26,143	197	67,393	2,286
	1,095,058	124,107	2,261,909	683,084
Balance - beginning of period	1,502,987	2,055,683	336,136
Balance - end of period	2,598,045		2,598,045

Birch Mountain MD&A - September 30, 2004	Page 9

	3 Months	9 Months
	Sep-04	Sep-04
Expenses
Amortization	13,027	38,234
Mineral exploration costs	124,107	683,084
Office	94,356	192,101
Professional fees	120,904	312,300
Research costs
Salaries, management fees and benefits	105,359	306,522
Shareholder services and promotion	81,613	230,599
Stock-based compensation	56,800	178,161
Loss before the following	596,166	1,941,001

  Outstanding Share Data at September 30, 2004

	Number	Amount
Balance December 31, 2003	50,449,085	28,598,874
Issued for cash
Issued on exercise of options	233,750	85,967
Issued on exercise of warrants	659,400	329,700
Share issuance costs	-	(20,691)
Balance March 31, 2004	51,342,235	28,993,850
Issued for cash
Issued on exercise of options	6,250	1,875
Issued on exercise of warrants	118,392	59,196
Elimination of deficit	-	(27,748,931)
Balance June 30, 2004	51,466,877	1,305,990
Issued for cash	8,996,093	5,397,656
Issued on exercise of options	30,000	10,200
Issued on exercise of warrants	2,467,342	1,233,671
Share issuance costs	-	-460,271
Balance September 30, 2004	62,960,312	7,487,246

Birch Mountain MD&A - September 30, 2004	Page 10

  BIRCH MOUNTAIN RESOURCES LTD.

  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

  November 29, 2004.

BIRCH MOUNTAIN RESOURCES LTD.

/s/ Donald L. Dabbs
DONALD L. DABBS
Vice-President and CFO